UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2017

Commission File 001 — 33175

Vedanta Limited

(formerly Sesa Sterlite Limited)

(Exact name of registrant as specified in the charter)

1st Floor, ‘C’ wing, Unit 103,

Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai-400 093

Maharashtra, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Other Events

Further to the Board of Directors meeting held today i.e. March 30, 2017, please find enclosed herewith the following:

1.	Press release in relation to the Second Interim Dividend as approved by the Board of Directors as Exhibit 99.1

2.	Changes in the Composition of the Board of Directors as Exhibit 99.2

Exhibits

Ex-99.1    Press release in relation to the Second Interim Dividend as approved by the Board of Directors

Ex-99.2    Changes in the Composition of the Board of Directors

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2017

VEDANTA LIMITED

By:	/s/ GR Arun Kumar
Name:	GR Arun Kumar
Title:	Whole Time Director & Chief Financial Officer